FORM 6-K
         SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

            Report of Foreign Issuer

                 Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

             For the month of October 2013

                 Commission File Number: 001-02413

               Canadian National Railway Company
                   (Translation of registrant’s name into English)

                      935 de la Gauchetiere Street West
                Montreal, Quebec
                 Canada H3B 2M9
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item1
News Release dated October 22, 2013 entitled, "CN reports Q3-2013 net income of C$705 million, or C$1.67 per diluted share"
"Adjusted Q3-2013 net income was C$724 million, with adjusted diluted EPS rising 13 per cent to C$1.72 (1)"

Item2	Unaudited Interim Financial Statements and Notes thereto

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q3-2013 net income of C$705 million,
or C$1.67 per diluted share

Adjusted Q3-2013 net income was C$724 million, with adjusted diluted EPS rising 13 per cent to C$1.72 (1)

Railway achieved record quarterly revenues
and a 59.8 per cent operating ratio

MONTREAL, Oct. 22, 2013 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter and nine-month period ended Sept. 30, 2013.

Third-quarter 2013 highlights
•
Third-quarter 2013 net income was C$705 million, or C$1.67 per diluted share, compared with net income of C$664 million, or C$1.52 per diluted share, for third-quarter 2012.  The third-quarter 2013 results included a C$19 million (C$0.05 per diluted share) expense resulting from a one-time deferred income tax adjustment.

•	Excluding the income tax expense, Q3-2013 adjusted diluted earnings per share (EPS) increased 13 per cent to C$1.72 from Q3-2012 diluted EPS of C$1.52. (1)
•
Revenues for the latest quarter increased eight per cent to a quarterly record of C$2,698 million, driven by a four per cent increase in revenue ton-miles, and a three per cent increase in carloadings.

•	Operating income increased 10 per cent to C$1,084 million.
•	The operating ratio improved by 0.8 of a point to 59.8 per cent.
•	Free cash flow totalled C$778 million for the first nine months of 2013, compared with free cash flow of C$1,036 million in the comparable period of 2012. (1)

Claude Mongeau, president and chief executive officer, said: “CN’s agenda of Operational and Service Excellence delivered outstanding financial results for the quarter. All our key operating metrics improved, service levels remained solid and we reached new levels of safety in our train operations.

“With continued focus on supply chain collaboration and solid execution, the CN team is determined to grow its business safely and efficiently at a pace faster than the overall economy and to meet its full-year 2013 financial outlook.” (2)

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s third-quarter 2013 net income would have been lower by C$14 million, or C$0.03 per diluted share. (1)

Third-quarter 2013 revenues, traffic volumes and expenses
The eight per cent rise in third-quarter revenues was mainly attributable to higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy; the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; freight rate increases; and the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes.

Revenues increased for petroleum and chemicals (17 per cent), intermodal (13 per cent), metals and minerals (11 per cent), forest products (eight per cent), and automotive (seven per cent). Revenues declined for grain and fertilizers (three per cent) and coal (one per cent).

Carloads increased by three per cent while revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased four per cent over the same quarter in 2012.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased four per cent over the third quarter of 2012, driven by freight rate increases and the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues, partly offset by an increase in the average length of haul.

Operating expenses increased seven per cent in the third quarter of 2013, mainly due to the negative translation impact of the weaker Canadian dollar on U.S.-dollar-denominated expenses, higher labor and fringe benefits expense, higher depreciation and amortization, as well as increased purchased services and material expense.

(1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

(2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2013 outlook.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Current assumptions
CN maintains the 2013 financial outlook it issued on Jan. 22, 2013, as well as its plan to invest approximately C$2 billion in capital programs in 2013, which it revised upward from C$1.9 billion on April 22, 2013. Approximately C$1.1 billion of the total expenditure will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

CN made a number of economic and market assumptions in preparing its 2013 outlook. The Company is forecasting that North American industrial production for the year will increase by about two per cent. CN also expects U.S. housing starts to be approximately 950,000 units, and U.S. motor vehicles sales to be approximately 15 million units. In addition, for the 2013/2014 crop year, CN is now assuming Canadian grain production will be well above the five-year average and that U.S. grain production will be above the five-year average. With these assumptions, CN assumes carload growth of two to three per cent, along with continued pricing improvement above inflation. CN assumes the Canadian-U.S. exchange rate to be in the range of C$0.95-C$1.00 for 2013, and that the price of crude oil (West Texas Intermediate) for the year to be in the range of US$90-$100 per barrel.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN (TSX: CNR) (NYSE: CNI) is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)

Item 2

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Revenues	$2,698	$2,497	$7,830	$7,386

Operating expenses
Labor and fringe benefits	521	476	1,588	1,489
Purchased services and material	318	304	987	908
Fuel	390	369	1,197	1,124
Depreciation and amortization	241	227	726	687
Equipment rents	68	64	204	185
Casualty and other	76	72	222	230
Total operating expenses	1,614	1,512	4,924	4,623
Operating income	1,084	985	2,906	2,763

Interest expense	(89)	(84)	(266)	(256)

Other income (Note 3)	5	18	75	320
Income before income taxes	1,000	919	2,715	2,827

Income tax expense (Note 7)	(295)	(255)	(738)	(757)
Net income	$705	$664	$1,977	$2,070

Earnings per share (Note 10)
Basic	$1.68	$1.53	$4.67	$4.73
Diluted	$1.67	$1.52	$4.66	$4.71

Weighted-average number of shares
Basic	419.6	433.9	423.1	437.3
Diluted	421.1	435.9	424.6	439.6
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CCOMPREHENSIVE INCOME (U.S. GAAP) - unaudited
(In millions)

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012

Net income	$705	$664	$1,977	$2,070

Other comprehensive income (loss)
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(134)	(210)	221	(199)
Translation of US dollar-denominated long-term debt designated
as a hedge of the net investment in U.S. subsidiaries	123	202	(197)	189

Pension and other postretirement benefit plans (Note 6):
Amortization of net actuarial loss included in net periodic
benefit cost	56	30	169	92
Amortization of prior service cost included in net periodic
benefit cost	1	1	4	5

Other comprehensive income before income taxes	46	23	197	87
Income tax expense	(32)	(37)	(20)	(51)
Other comprehensive income (loss) (Note 11)	14	(14)	177	36
Comprehensive income	$719	$650	$2,154	$2,106
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	September 30	December 31	September 30
	2013	2012	2012

Assets

Current assets:
Cash and cash equivalents	$182	$155	$175
Restricted cash and cash equivalents (Note 4)	529	521	518
Accounts receivable (Note 4)	868	831	845
Material and supplies	317	230	272
Deferred and receivable income taxes	74	43	37
Other	67	89	78
Total current assets	2,037	1,869	1,925

Properties	25,383	24,541	24,004
Intangible and other assets	377	249	349
Total assets	$27,797	$26,659	$26,278

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and other	$1,499	$1,626	$1,631
Current portion of long-term debt (Note 4)	1,488	577	678
Total current liabilities	2,987	2,203	2,309

Deferred income taxes	5,884	5,555	5,603
Pension and other postretirement benefits, net of current portion	589	784	553
Other liabilities and deferred credits	760	776	738
Long-term debt	6,010	6,323	5,770

Shareholders’ equity:
Common shares	4,036	4,108	4,120
Accumulated other comprehensive loss (Note 11)	(3,080)	(3,257)	(2,803)
Retained earnings	10,611	10,167	9,988
Total shareholders’ equity	11,567	11,018	11,305
Total liabilities and shareholders’ equity	$27,797	$26,659	$26,278
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Common shares (1)
Balance, beginning of period	$4,063	$4,132	$4,108	$4,141
Stock options exercised and other	8	27	35	105
Share repurchase programs (Note 4)	(35)	(39)	(107)	(126)
Balance, end of period	$4,036	$4,120	$4,036	$4,120

Accumulated other comprehensive loss
Balance, beginning of period	$(3,094)	$(2,789)	$(3,257)	$(2,839)
Other comprehensive income (loss)	14	(14)	177	36
Balance, end of period	$(3,080)	$(2,803)	$(3,080)	$(2,803)

Retained earnings
Balance, beginning of period	$10,416	$9,821	$10,167	$9,378
Net income	705	664	1,977	2,070
Share repurchase programs (Note 4)	(330)	(334)	(988)	(969)
Dividends	(180)	(163)	(545)	(491)
Balance, end of period	$10,611	$9,988	$10,611	$9,988
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2013, the Company issued 0.1 million and 0.7 million common shares, respectively, as a result of stock options exercised and repurchased 3.6 million and 11.1 million common shares, respectively, under its current share repurchase program. At September 30, 2013, the Company had 418.0 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Operating activities
Net income	$705	$664	$1,977	$2,070
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	241	227	726	687
Deferred income taxes	13	59	169	331
Gain on disposal of property (Note 3)	-	-	(69)	(281)
Changes in operating assets and liabilities:
Accounts receivable	(3)	(25)	(23)	(37)
Material and supplies	11	3	(84)	(73)
Accounts payable and other	57	50	(146)	140
Other current assets	17	5	28	(6)
Pensions and other, net	25	17	(128)	(495)
Net cash provided by operating activities	1,066	1,000	2,450	2,336

Investing activities
Property additions	(539)	(508)	(1,185)	(1,121)
Disposal of property (Note 3)	-	-	52	311
Change in restricted cash and cash equivalents	(32)	(46)	(8)	(19)
Other, net	(8)	7	(10)	5
Net cash used in investing activities	(579)	(547)	(1,151)	(824)

Financing activities
Issuance of debt (Note 4)	1,096	230	3,228	1,861
Repayment of debt	(932)	(338)	(2,904)	(1,806)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	5	24	28	97
Repurchase of common shares (Note 4)	(383)	(373)	(1,095)	(1,095)
Dividends paid	(180)	(163)	(545)	(491)
Net cash used in financing activities	(394)	(620)	(1,288)	(1,434)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	2	(3)	16	(4)
Net increase (decrease) in cash and cash equivalents	95	(170)	27	74
Cash and cash equivalents, beginning of period	87	345	155	101
Cash and cash equivalents, end of period	$182	$175	$182	$175

Supplemental cash flow information
Net cash receipts from customers and other	$2,633	$2,476	$7,798	$7,396
Net cash payments for:
Employee services, suppliers and other expenses	(1,256)	(1,235)	(4,169)	(4,002)
Interest	(85)	(89)	(259)	(275)
Personal injury and other claims	(16)	(13)	(44)	(57)
Pensions (Note 6)	(11)	(29)	(221)	(587)
Income taxes	(199)	(110)	(655)	(139)
Net cash provided by operating activities	$1,066	$1,000	$2,450	$2,336
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2013, December 31, 2012 and September 30, 2012, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2013 and 2012.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2012 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2012 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Accounting change

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 added new disclosure requirements to Accounting Standards Codification (ASC) 220, Comprehensive Income, for items reclassified out of accumulated other comprehensive income (AOCI) effective for reporting periods beginning after December 15, 2012. It requires entities to disclose additional information about amounts reclassified out of AOCI by component including changes in AOCI balances and significant items reclassified out of AOCI by the respective line items of net income. The Company has adopted ASU 2013-02 for the reporting period beginning January 1, 2013 and the prescribed disclosures are presented in Note 11 - Accumulated other comprehensive income (loss).

Note 3 - Disposal of property

2013 – Exchange of easements
On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company has accounted for the exchange of easements at fair value pursuant to FASB ASC 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

2013 – Disposal of Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2012 – Disposal of Bala-Oakville
On March 23, 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 - Financing activities

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 22, 2013, the expiry date of the agreement was extended by one year to May 5, 2018. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at September 30, 2013, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2012).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at September 30, 2013, the Company had total borrowings of $613 million, of which $515 million was denominated in Canadian dollars and $98 million was denominated in US dollars (US$95 million) presented in Current portion of long-term debt on the Consolidated Balance Sheet (nil as at December 31, 2012). The weighted-average interest rate on these borrowings was 0.98%.

Accounts receivable securitization program
On December 20, 2012, the Company entered into a three-year agreement, commencing on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivable transferred.
The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the program is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.
The Company accounts for its accounts receivable securitization program under ASC 860, Transfers and Servicing. Based on the structure of the program, the Company accounts for the proceeds as a secured borrowing. As such, as at September 30, 2013, the Company recorded $400 million of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.16% which is secured by and limited to $463 million of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 22, 2013, the expiry date of these agreements was extended by one year to April 28, 2016. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at September 30, 2013, the Company had letters of credit drawn of $559 million ($551 million as at December 31, 2012) from a total committed amount of $590 million ($562 million as at December 31, 2012) by the various banks. As at September 30, 2013, cash and cash equivalents of $529 million ($521 million as at December 31, 2012) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Share repurchase programs
On October 22, 2012, the Board of Directors of the Company had approved a share repurchase program which allowed for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 14.7 million common shares for $1.4 billion under this share repurchase program.
The following table provides the activity under such share repurchase program as well as the share repurchase programs of the prior year:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2013	2012	2013	2012
Number of common shares repurchased (1)	3.6	4.1	11.1	13.3
Weighted-average price per share (2)	$102.34	$89.82	$99.01	$82.32
Amount of repurchase	$365	$373	$1,095	$1,095
(1)	Includes common shares purchased in the first quarters of 2013 and 2012 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

See Note 12 – Subsequent events for additional information on the Company’s new share repurchase program approved on October 22, 2013.

Note 5 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2012 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and nine months ended September 30, 2013 and 2012.

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012
Cash settled awards
Restricted share unit plan (1)	$17	$17	$38	$47
Voluntary Incentive Deferral Plan (VIDP)	4	4	17	14
	21	21	55	61
Stock option awards	3	3	7	8

Total stock-based compensation expense	$24	$24	$62	$69

Tax benefit recognized in income	$7	$7	$15	$16
(1)
The nine months ended September 30, 2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of restricted share units by the Company's former Chief Executive Officer and Chief Operating Officer.

Cash settled awards
Following approval by the Board of Directors in January 2013, the Company granted 0.4 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout is conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation, and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the RSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreement, the Company may at its discretion change the manner of vesting of the RSUs to suspend payout on any RSUs pending resolution of such matter.

As at September 30, 2013, 0.1 million RSUs remained authorized for future issuance under this plan.

In February 2013, the Company entered into confidential agreements to settle compensation amounts subject to non-compete and non-solicitation with its former Chief Executive Officer (CEO) and Chief Operating Officer (COO). As a result, in the quarter ended March 31, 2013, the stock-based compensation liability was reduced by approximately $20 million.

The following table provides the 2013 activity for all cash settled awards:

	RSUs			VIDP
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2012	0.9	0.7	(1)	-	1.4
Granted (Payout)	0.4	(0.5)		-	(0.3)
Forfeited/Settled	(0.1)	(0.2)	(1)	-	-
Outstanding at September 30, 2013	1.2	-		-	1.1
(1)	The balance outstanding at December 31, 2012 included the units of the RSU payout otherwise due to the Company's former CEO that were in dispute that were settled in the first quarter of 2013.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					VIDP (2)		Total

Year of grant	2013	2012	2011	2010	2009

Stock-based compensation expense
recognized over requisite service period
Nine months ended September 30, 2013 (3)	$12	$22	$17	$(4)	$(9)	$17		$55
Nine months ended September 30, 2012	N/A	$10	$18	$19	$-	$14		$61

Liability outstanding
September 30, 2013	$12	$46	$63	$-	$-	$125		$246
December 31, 2012	N/A	$24	$45	$70	$18	$134		$291

Fair value per unit
September 30, 2013 ($)	$78.34	$99.10	$103.94	N/A	N/A	$104.37		N/A

Fair value of awards vested during the period
Nine months ended September 30, 2013	$-	$-	$-	$-	N/A	$1		$1
Nine months ended September 30, 2012	N/A	$-	$-	$-	N/A	$1		$1

Nonvested awards at September 30, 2013
Unrecognized compensation cost	$17	$17	$4	$-	N/A	$1		$39
Remaining recognition period (years)	2.3	1.3	0.3	N/A	N/A	N/A	(4)	N/A

Assumptions (5)
Stock price ($)	$104.37	$104.37	$104.37	N/A	N/A	$104.37		N/A
Expected stock price volatility (6)	15%	14%	13%	N/A	N/A	N/A		N/A
Expected term (years) (7)	2.3	1.3	0.3	N/A	N/A	N/A		N/A
Risk-free interest rate (8)	1.25%	1.09%	0.98%	N/A	N/A	N/A		N/A
Dividend rate ($) (9)	$1.72	$1.72	$1.72	N/A	N/A	N/A		N/A
(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	Includes the reversal of stock-based compensation expense related to the forfeiture of restricted share units by the Company's former CEO and COO.
(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)	Assumptions used to determine fair value are at September 30, 2013.
(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2013, the Company granted 0.5 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At September 30, 2013, 10.1 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at September 30, 2013 was 3.9 million.

The following table provides the activity of stock option awards during 2013, and for options outstanding and exercisable at September 30, 2013, the weighted-average exercise price and the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on September 30, 2013 at the Company’s closing stock price of $104.37 on the Toronto Stock Exchange.

Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2012 (1)	4.3	$52.09
Granted	0.5	$94.94
Forfeited/Cancelled	(0.2)	$70.03
Exercised	(0.7)	$38.37
Outstanding at September 30, 2013 (1)	3.9	$60.46	5.9	$172
Exercisable at September 30, 2013 (1)	2.6	$50.08	4.7	$139
(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2013	2012	2011	2010	2009	2008	Total

Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2013	$4	$1	$1	$1	$-	N/A	$7
Nine months ended September 30, 2012	N/A	$3	$2	$1	$2	$-	$8

Fair value per unit
At grant date ($)	$17.04	$15.49	$15.66	$13.09	$12.60	$12.44	N/A

Fair value of awards vested during the period
Nine months ended September 30, 2013	$-	$2	$3	$2	$4	N/A	$11
Nine months ended September 30, 2012	N/A	$-	$2	$2	$4	$3	$11

Nonvested awards at September 30, 2013
Unrecognized compensation cost	$4	$3	$1	$-	$-	N/A	$8
Remaining recognition period (years)	3.3	2.3	1.3	0.3	-	N/A	N/A

Assumptions
Grant price ($)	$94.94	$76.70	$68.94	$54.76	$42.14	$48.51	N/A
Expected stock price volatility (2)	23%	26%	26%	28%	39%	27%	N/A
Expected term (years) (3)	5.4	5.4	5.3	5.4	5.3	5.3	N/A
Risk-free interest rate (4)	1.41%	1.33%	2.53%	2.45%	1.97%	3.58%	N/A
Dividend rate ($) (5)	$1.72	$1.50	$1.30	$1.08	$1.01	$0.92	N/A
(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 - Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans or other employment agreement will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

On February 4, 2013, the Company’s COO resigned to join the Company’s major competitor in Canada. As a result, compensation amounts accumulated under non-registered pension plans subject to non-compete and non-solicitation agreements were forfeited. The Company will record an actuarial gain related to the amounts forfeited upon the completion of its next actuarial valuation for accounting purposes, as at December 31, 2013.

For the three and nine months ended September 30, 2013 and 2012, the components of net periodic benefit cost for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012
Service cost	$39	$37	$117	$109
Interest cost	165	186	494	554
Settlement gain	-	-	(1)	-
Expected return on plan assets	(240)	(249)	(719)	(745)
Amortization of prior service cost	1	1	3	3
Amortization of net actuarial loss	57	30	170	92
Net periodic benefit cost	$22	$5	$64	$13

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012
Service cost	$1	$1	$2	$3
Interest cost	3	4	8	10
Amortization of prior service cost	-	-	1	2
Amortization of net actuarial gain	(1)	-	(1)	-
Net periodic benefit cost	$3	$5	$10	$15

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States (U.S.) and are determined by actuarial valuations. Actuarial valuations are required on an annual basis both in Canada and the U.S. The actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2012, were filed in June 2013 and identified a going-concern surplus of approximately $1.4 billion and a solvency deficit of approximately $2.1 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
Pension contributions made in the first nine months of 2013 and 2012 of $221 million and $587 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan and include voluntary contributions of $100 million and $450 million, respectively. The pension contributions also include contributions for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. Voluntary contributions can be treated as a prepayment against the Company’s required special solvency payments and as at September 30, 2013, the Company had approximately $570 million of accumulated prepayments which

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

remain available to offset future required solvency deficit payments. The Company expects to make total contributions in 2013 of approximately $235 million for all the Company’s pension plans and to apply approximately $100 million from its accumulated prepayments to satisfy the remainder of its estimated 2013 required solvency deficit payment.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2012 Annual Consolidated Financial Statements.

Note 7 - Income taxes

The Company recorded income tax expense of $295 million for the three months ended September 30, 2013 and $738 million for the nine months ended September 30, 2013, compared to $255 million and $757 million, respectively, for the same periods in 2012. Included in the 2013 figures was a net income tax recovery of $7 million consisting of a third quarter $19 million and a second quarter $5 million income tax expense from the enactment of higher provincial corporate income tax rates; a second quarter $15 million income tax recovery from the recognition of U.S. state income tax losses; and a first quarter $16 million income tax recovery from a revision of the apportionment of U.S. state income taxes. Included in the 2012 figures was a second quarter $28 million net income tax expense consisting of a $35 million income tax expense from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery from the recapitalization of a foreign investment.

Note 8 - Major commitments and contingencies

A. Commitments
As at September 30, 2013, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $616 million ($735 million as at December 31, 2012). The Company also has estimated remaining commitments of approximately $285 million (US$275 million), in relation to the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015. In addition, it has estimated remaining commitments of approximately $90 million (US$85 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company, for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns. The Company also has agreements with fuel suppliers to purchase all of its estimated 2013 volume, approximately 90% of its anticipated 2014 volume, 65% of its anticipated 2015 volume, 60% of its anticipated 2016 volume and 20% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at September 30, 2013, the Company had aggregate reserves for personal injury and other claims of $321 million, of which $52 million was recorded as a current liability ($314 million as at December 31, 2012, of which $82 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2013, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 280 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at September 30, 2013, the Company had aggregate accruals for environmental costs of $124 million, of which $41 million was recorded as a current liability ($123 million as at December 31, 2012, of which $31 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2013 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2013 and 2021, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at September 30, 2013, the maximum exposure in respect of these guarantees was $170 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
As at September 30, 2013, the Company, including certain of its subsidiaries, had granted $559 million of irrevocable standby letters of credit and $36 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2013, the maximum potential liability under these guarantee instruments was $595 million, of which $525 million related to workers’ compensation and other employee benefit liabilities and $70 million related to equipment under leases and other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company had not recorded a liability as at September 30, 2013 with respect to these guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2013 and 2015.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third-party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 9 - Financial instruments

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:
 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are  observable or whose significant value drivers are observable.

Level 3:	Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

(ii) Intangible and other assets:
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Intangible and other assets are classified as Level 3 as their fair value is based on significant unobservable inputs.

(iii) Debt:
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at September 30, 2013 and December 31, 2012 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	September 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$34	$134	$30	$125
Financial liabilities
Total debt	$7,498	$8,423	$6,900	$8,379

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 - Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2013	2012	2013	2012

Net income	$705	$664	$1,977	$2,070

Weighted-average shares outstanding	419.6	433.9	423.1	437.3
Effect of stock options	1.5	2.0	1.5	2.3
Weighted-average diluted shares outstanding	421.1	435.9	424.6	439.6

Basic earnings per share	$1.68	$1.53	$4.67	$4.73
Diluted earnings per share	$1.67	$1.52	$4.66	$4.71

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was nil for both the three and nine months ended September 30, 2013, and nil and 0.1 million, respectively, for the corresponding periods in 2012.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 - Accumulated other comprehensive income (loss)

The following tables provide the components, the change and the reclassifications out of Accumulated other comprehensive income (loss) for the three and nine months ended September 30, 2013:

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax	Tax recovery (expense)		Total net of tax
Beginning balance at July 1, 2013	$8	$(3,174)	$(544)	$(3,710)		$616		$(3,094)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation
adjustments	-	-	(11)	(11)		(17)		(28)
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	56	-	56	(1)	(15)	(2)	41
Amortization of prior service cost	-	1	-	1	(1)	-	(2)	1
Other comprehensive income (loss)	-	57	(11)	46		(32)		14
Ending balance at September 30, 2013	$8	$(3,117)	$(555)	$(3,664)		$584		$(3,080)

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax	Tax recovery (expense)		Total net of tax
Beginning balance at January 1, 2013	$8	$(3,290)	$(579)	$(3,861)		$604		$(3,257)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation
adjustments	-	-	24	24		25		49
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	169	-	169	(1)	(44)	(2)	125
Amortization of prior service cost	-	4	-	4	(1)	(1)	(2)	3
Other comprehensive income (loss)	-	173	24	197		(20)		177
Ending balance at September 30, 2013	$8	$(3,117)	$(555)	$(3,664)		$584		$(3,080)
(1)
Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits to the Company's unaudited Interim Consolidated Financial Statements.

(2)	Included in Income tax expense on the Consolidated Statement of Income.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following tables provide the components, the change and the reclassifications out of Accumulated other comprehensive income (loss) for the three and nine months ended September 30, 2012:

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax	Tax recovery (expense)		Total net of tax
Beginning balance at July 1, 2012	$8	$(2,684)	$(576)	$(3,252)		$463		$(2,789)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation
adjustments	-	-	(8)	(8)		(28)		(36)
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	30	-	30	(1)	(8)	(2)	22
Amortization of prior service cost	-	1	-	1	(1)	(1)	(2)	-
Other comprehensive income (loss)	-	31	(8)	23		(37)		(14)
Ending balance at September 30, 2012	$8	$(2,653)	$(584)	$(3,229)		$426		$(2,803)

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax	Tax recovery (expense)		Total net of tax
Beginning balance at January 1, 2012	$8	$(2,750)	$(574)	$(3,316)		$477		$(2,839)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation
adjustments	-	-	(10)	(10)		(28)		(38)
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	92	-	92	(1)	(20)	(2)	72
Amortization of prior service cost	-	5	-	5	(1)	(3)	(2)	2
Other comprehensive income (loss)	-	97	(10)	87		(51)		36
Ending balance at September 30, 2012	$8	$(2,653)	$(584)	$(3,229)		$426		$(2,803)
(1)
Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits to the Company's unaudited Interim Consolidated Financial Statements.

(2)	Included in Income tax expense on the Consolidated Statement of Income.

Note 12 - Subsequent events

Common stock split
On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split which is to be effected in the form of a stock dividend of one additional common share of CN for each share outstanding, payable on November 29, 2013, to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and the current share repurchase program will be adjusted to reflect the issuance of additional shares.  All share and per share data for future periods will also reflect the stock split.

Share repurchase program
On October 22, 2013, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 15.0 million common shares before adjusting for the stock split, between October 29, 2013 and October 23, 2014, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP) - unaudited

	Three months ended		Nine months ended
	September 30		September 30
	2013	2012	2013	2012

Statistical operating data

Rail freight revenues ($ millions)	2,427	2,237	7,093	6,658
Gross ton miles (GTM) (millions)	100,321	96,402	298,169	285,881
Revenue ton miles (RTM) (millions)	52,188	49,999	155,466	149,372
Carloads (thousands)	1,333	1,298	3,880	3,789
Route miles (includes Canada and the U.S.) (1)	20,000	20,000	20,000	20,000
Employees (end of period)	23,664	23,610	23,664	23,610
Employees (average for the period)	23,756	23,573	23,706	23,444

Productivity

Operating ratio (%)	59.8	60.6	62.9	62.6
Rail freight revenue per RTM (cents)	4.65	4.47	4.56	4.46
Rail freight revenue per carload ($)	1,821	1,723	1,828	1,757
Operating expenses per GTM (cents)	1.61	1.57	1.65	1.62
Labor and fringe benefits expense per GTM (cents)	0.52	0.49	0.53	0.52
GTMs per average number of employees (thousands)	4,223	4,090	12,578	12,194
Diesel fuel consumed (US gallons in millions)	96.8	94.5	302.0	288.8
Average fuel price ($/US gallon)	3.52	3.40	3.52	3.45
GTMs per US gallon of fuel consumed	1,036	1,020	987	990

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.67	1.40	1.50	1.40
Accident rate per million train miles (2)	1.31	2.30	1.84	2.22

Financial ratio

Debt-to-total capitalization ratio (% at end of period) (3)	39.3	36.3	39.3	36.3
(1) Rounded to the nearest hundred miles.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.
(3) Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2012 comparative data and related productivity measures have been restated.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended September 30				Nine months ended September 30

	2013	2012	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2013	2012	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1))

Revenues (millions of dollars)
Petroleum and chemicals	485	416	17%	13%	1,420	1,213	17%	15%
Metals and minerals	324	293	11%	7%	910	859	6%	4%
Forest products	362	336	8%	5%	1,056	1,008	5%	3%
Coal	186	187	(1%)	(3%)	538	541	(1%)	(1%)
Grain and fertilizers	357	368	(3%)	(5%)	1,141	1,131	1%	-
Intermodal	577	510	13%	12%	1,612	1,496	8%	7%
Automotive	136	127	7%	4%	416	410	1%	-
Total rail freight revenues	2,427	2,237	8%	6%	7,093	6,658	7%	5%
Other revenues	271	260	4%	2%	737	728	1%	-
Total revenues	2,698	2,497	8%	6%	7,830	7,386	6%	5%

Revenue ton miles (millions)
Petroleum and chemicals	11,033	9,461	17%	17%	32,428	27,295	19%	19%
Metals and minerals	5,825	5,229	11%	11%	16,022	15,236	5%	5%
Forest products	7,508	7,545	-	-	22,317	22,533	(1%)	(1%)
Coal	6,057	6,216	(3%)	(3%)	17,342	17,816	(3%)	(3%)
Grain and fertilizers	9,105	10,394	(12%)	(12%)	30,556	32,591	(6%)	(6%)
Intermodal	11,986	10,492	14%	14%	34,722	31,782	9%	9%
Automotive	674	662	2%	2%	2,079	2,119	(2%)	(2%)
	52,188	49,999	4%	4%	155,466	149,372	4%	4%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.65	4.47	4%	2%	4.56	4.46	2%	1%
Commodity groups:
Petroleum and chemicals	4.40	4.40	-	(3%)	4.38	4.44	(1%)	(3%)
Metals and minerals	5.56	5.60	(1%)	(4%)	5.68	5.64	1%	(1%)
Forest products	4.82	4.45	8%	5%	4.73	4.47	6%	4%
Coal	3.07	3.01	2%	-	3.10	3.04	2%	1%
Grain and fertilizers	3.92	3.54	11%	8%	3.73	3.47	7%	7%
Intermodal	4.81	4.86	(1%)	(2%)	4.64	4.71	(1%)	(2%)
Automotive	20.18	19.18	5%	2%	20.01	19.35	3%	2%

Carloads (thousands)
Petroleum and chemicals	152	152	-	-	452	444	2%	2%
Metals and minerals	285	265	8%	8%	803	778	3%	3%
Forest products	114	111	3%	3%	338	336	1%	1%
Coal	109	117	(7%)	(7%)	316	332	(5%)	(5%)
Grain and fertilizers	126	144	(13%)	(13%)	401	426	(6%)	(6%)
Intermodal	493	455	8%	8%	1,402	1,305	7%	7%
Automotive	54	54	-	-	168	168	-	-
	1,333	1,298	3%	3%	3,880	3,789	2%	2%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,821	1,723	6%	3%	1,828	1,757	4%	3%
Commodity groups:
Petroleum and chemicals	3,191	2,737	17%	13%	3,142	2,732	15%	13%
Metals and minerals	1,137	1,106	3%	-	1,133	1,104	3%	1%
Forest products	3,175	3,027	5%	2%	3,124	3,000	4%	3%
Coal	1,706	1,598	7%	5%	1,703	1,630	4%	3%
Grain and fertilizers	2,833	2,556	11%	8%	2,845	2,655	7%	6%
Intermodal	1,170	1,121	4%	3%	1,150	1,146	-	-
Automotive	2,519	2,352	7%	4%	2,476	2,440	1%	-
(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three and nine months ended September 30, 2013, the Company reported adjusted net income of $724 million, or $1.72 per diluted share and $1,947 million, or $4.60 per diluted share, respectively. The adjusted figures exclude a $19 million ($0.05 per diluted share) income tax expense in the third quarter and a $5 million ($0.01 per diluted share) income tax expense in the second quarter, both resulting from the enactment of higher provincial corporate income tax rates. The adjusted figures also exclude a second quarter gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) in the amount of $29 million, or $18 million after-tax ($0.04 per diluted share); and a first quarter gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), of $40 million, or $36 million after-tax ($0.08 per diluted share).
For the three and nine months ended September 30, 2012, the Company reported adjusted net income of $664 million, or $1.52 per diluted share and $1,846 million, or $4.20 per diluted share, respectively. The adjusted figures exclude a second quarter net income tax expense of $28 million ($0.06 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment; and a first quarter gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), of $281 million, or $252 million after-tax ($0.57 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2013 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2013 and 2012, to the adjusted performance measures presented herein.

Three months ended September 30, 2013				Nine months ended September 30, 2013
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Revenues	$2,698	$-	$2,698	$7,830	$-	$7,830
Operating expenses	1,614	-	1,614	4,924	-	4,924
Operating income	1,084	-	1,084	2,906	-	2,906
Interest expense	(89)	-	(89)	(266)	-	(266)
Other income	5	-	5	75	(69)	6
Income before income taxes	1,000	-	1,000	2,715	(69)	2,646
Income tax expense	(295)	19	(276)	(738)	39	(699)
Net income	$705	$19	$724	$1,977	$(30)	$1,947
Operating ratio	59.8%		59.8%	62.9%		62.9%
Effective tax rate	29.5%		27.6%	27.2%		26.4%
Basic earnings per share	$1.68	$0.05	$1.73	$4.67	$(0.06)	$4.61
Diluted earnings per share	$1.67	$0.05	$1.72	$4.66	$(0.06)	$4.60

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Three months ended September 30, 2012				Nine months ended September 30, 2012
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustment	Adjusted
Revenues	$2,497	$-	$2,497	$7,386	$-	$7,386
Operating expenses	1,512	-	1,512	4,623	-	4,623
Operating income	985	-	985	2,763	-	2,763
Interest expense	(84)	-	(84)	(256)	-	(256)
Other income	18	-	18	320	(281)	39
Income before income taxes	919	-	919	2,827	(281)	2,546
Income tax expense	(255)	-	(255)	(757)	57	(700)
Net income	$664	$-	$664	$2,070	$(224)	$1,846
Operating ratio	60.6%		60.6%	62.6%		62.6%
Effective tax rate	27.7%		27.7%	26.8%		27.5%
Basic earnings per share	$1.53	$-	$1.53	$4.73	$(0.51)	$4.22
Diluted earnings per share	$1.52	$-	$1.52	$4.71	$(0.51)	$4.20

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.04 and $1.02 per US$1.00, respectively, for the three and nine months ended September 30, 2013, and $0.99 and $1.00 per US$1.00, respectively, for the corresponding periods in 2012.
On a constant currency basis, the Company’s 2013 third quarter and first nine-month net income would have been lower by $14 million, or $0.03 per diluted share and $18 million, or $0.04 per diluted share, respectively. The following table presents a reconciliation of 2013 net income as reported to net income on a constant currency basis:

	Three months ended		Nine months ended
In millions	September 30, 2013		September 30, 2013
Net income, as reported		$705	$1,977
Add back:
Positive impact due to the weakening Canadian dollar included in net income	-	(12)	(15)
Add:
Decrease due to the weakening Canadian dollar on additional year-over-year US$ net income		(2)	(3)
Impact of foreign exchange using constant currency rates		(14)	(18)
Net income, on a constant currency basis		$691	$1,959

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $341 million and $778 million of free cash flow for the three and nine months ended September 30, 2013, respectively, compared to $333 million and $1,036 million for the same periods in 2012, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any; and the payment of dividends, calculated as follows:

	Three months ended September 30		Nine months ended September 30
In millions	2013	2012	2013	2012

Net cash provided by operating activities	$1,066	$1,000	$2,450	$2,336
Net cash used in investing activities	(579)	(547)	(1,151)	(824)
Net cash provided before financing activities	487	453	1,299	1,512

Adjustments:
Dividends paid	(180)	(163)	(545)	(491)
Change in restricted cash and cash equivalents	32	46	8	19
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	2	(3)	16	(4)
Free cash flow	$341	$333	$778	$1,036

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	October 22 , 2013	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel